February 27, 2017

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp.

Form 10-K for the Year Ended December 31, 2015, filed February 26, 2016

File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated February 21, 2017. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

1.	Accounting Policies Inventories, page 53

1. We note your response to comment 1. You disclose on page 22 general overcapacity issues in the machine clothing segment. Further, we note your disclosure on page 25 regarding the restructurings you recently completed in the machine clothing segment to balance manufacturing capacity with demand. Explain to us in more detail how you determine “normal capacity” under ASC 330-10-30-3. Further, tell us how you determine when you are operating in an under-utilized or below normal capacity situation when determining not to capitalize amounts into inventory. Lastly, tell us whether there were any below normal capacity scenarios that materially impacted the amounts capitalized versus recognized as expense under ASC 330-10-30-7 over the last three fiscal years, and if so, how you considering discussing this within MD&A.

Response: For purposes of clarification, the reference that we made to overcapacity on page 22 of our Form 10-K was a comment about the entire machine clothing industry and how that had the potential to affect competition amongst suppliers, including Albany International. In the last three years, we have not had plants that operated at a level below normal capacity as defined in ASC 330-10-30-3, and applied by Albany International in its cost accounting procedures. Restructuring activities over the last three years have not resulted in significant unabsorbed costs at the affected sites as the Company has been able to quickly shut down production and eliminate costs after the restructuring was announced.

In accordance with ASC 330-10-30-4, we determine normal capacity based on factors that may be specific to our business and industry. Each year, we assess whether we are operating at normal capacity by comparing expected production levels to our machine capacity. Normal capacity utilization includes some machine capacity which is designed to run at lower utilization in order to assure our ability to meet customer delivery requirements. If our primary manufacturing location for a specific product line was expected to operate at less than 50% of target utilization, we would consider that to be operating at a level below normal capacity.

As we have not had any plants that were operating below normal capacity during the last three years, we do not believe there is any additional information that should be disclosed within the Management Discussion and Analysis (MD&A). If we had such a situation and it resulted in a material effect on gross profit, we would disclose that fact within the MD&A. For example, you may have noted that in some quarterly periods of recent years, we have identified strong capacity utilization, or weaker capacity utilization (which was not related to operating outside a range of normal capacity), as having an effect on results for the period and we would continue to provide such commentary when material to operating results.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer